QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 2.4

THIRD AMENDMENT TO ACQUISITION AGREEMENT

        This Third Amendment to Acquisition Agreement (this "Third Amendment") is made as of this 18th day of November, 2002 by and among Peregrine Systems, Inc., a Delaware corporation ("Stockholder"), Peregrine Remedy, Inc., a Delaware corporation (the "Company"), and BMC Software, Inc., a Delaware corporation (the "Purchaser"). This Third Amendment amends the Acquisition Agreement dated as of September 20, 2002 among the Stockholder, the Company and the Purchaser (the "Original Agreement") as amended by the First Amendment to Acquisition Agreement, dated as of September 24, 2002, among the Stockholder, the Company and the Purchaser (the "First Amendment") and the Second Amendment to Acquisition Agreement, dated as of October 25, 2002, among the Stockholder, the Company and the Purchaser (the "Second Amendment"). The Original Agreement as amended by the First Amendment and the Second Amendment is referred to herein as the "Acquisition Agreement." Capitalized terms used in this Third Amendment that are not otherwise defined herein shall have the meanings ascribed to them in the Acquisition Agreement.

RECITALS:

        WHEREAS, pursuant to Section 11.9 of the Acquisition Agreement, the parties to the Acquisition Agreement desire to amend the Acquisition Agreement.

        NOW THEREFORE, the parties hereto, in consideration of the premises and of the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

ARTICLE I.
AMENDMENTS

        1.1    Amendment of Section 1.1 of the Acquisition Agreement.

          (a)  Clause (i) of the definition of "Assumed Liabilities" contained in Section 1.1 of the Acquisition Agreement is hereby amended and restated to read in its entirety as follows:

              (i)  the obligations of the Sellers under the Assumed Contracts (including, for the avoidance of doubt, any Assumed Contracts that have generated accounts receivable that have been sold or factored prior to the date hereof to one or more financial institutions) and the Company Plans, in each case existing as of the Closing Date;

          (b)  Section 1.1 of the Acquisition Agreement is hereby amended to add the following definition of "EDS Contract:" "EDS Contract" means that certain Master Software License Agreement dated March 30, 2000 between the Stockholder and Electronic Data Systems Corporation, as amended by Amendment No. 1 dated July 31, 2002 between the same parties and Amendment No. 2 dated September 4, 2002.

          (c)  Section 1.1 of the Acquisition Agreement is hereby amended to add the following definition of "Fujitsu Contract:" "Fujitsu Contract" means that certain Master Software License Agreement Number SP-US-003119V01, dated as of September 28, 2001, made by and between the Stockholder and Fujitsu Transaction Solutions Inc.

          (d)  The definition of "Stockholder Contracts" contained in Section 1.1 of the Acquisition Agreement is hereby amended and restated to read in its entirety as follows:

          "Stockholder Contracts" means (x) all contracts and agreements, existing as of the Closing Date, between the Stockholder or any of its Subsidiaries (other than the Company or any of its Subsidiaries) and any Third Party to the extent related to the sale, license, distribution, maintenance, services or escrow of any Company Products or Software Products, but excluding those portions of such agreements that do not relate to the Company Products or the Software

  Products and excluding the Fujitsu Contract and the EDS Contract, and (y) all of the Lease Agreements to which the Stockholder or one of its Subsidiaries (other than the Company or one of its Subsidiaries) is a party.

        1.2    Amendment of Section 2.2 of the Acquisition Agreement.    Section 2.2 of the Acquisition Agreement is hereby amended and restated to read in its entirety as follows:

          The purchase price (the "Purchase Price") for the Purchased Assets shall be (i) Three Hundred Fifty-Five Million Dollars ($355,000,000), as adjusted pursuant to Section 2.4 (the "Cash Purchase Price"), and (ii) assumption of the Assumed Liabilities. The Cash Purchase Price shall be payable as provided in Section 2.3(c). The payment of the Cash Purchase Price and assumption of the Assumed Liabilities is referred to herein as the "Consideration."

        1.3    Amendment of Section 2.3(b) of the Acquisition Agreement.    Section 2.3(b) of the Acquisition Agreement is hereby amended to delete the last two sentences of said Section.

        1.4    Amendment of Section 2.3(c) of the Acquisition Agreement.    Section 2.3(c) of the Acquisition Agreement is hereby amended and restated to read in its entirety as follows:

          (c)  At the Closing, the Purchaser shall (i) deliver to the Sellers the Cash Purchase Price, less (A) the Escrow Amount (as defined below) and (B) any amounts outstanding under or owed pursuant to the Financing Agreement or the Promissory Note as of the Closing Date, by wire transfer of immediately available funds, pursuant to the instructions set forth on Schedule 2.3(c) of the Stockholder Disclosure Schedule, (ii) deliver and deposit Ten Million Dollars ($10,000,000) (the "Escrow Amount") by wire transfer of immediately available funds to an escrow account with JP Morgan Chase Bank or, upon the mutual agreement of the Purchaser and the Stockholder, another national bank (the "Escrow Agent"), (iii) deliver to the Stockholder reasonable evidence of full payment and release of any amounts outstanding under or owed pursuant to the Financing Agreement and (iv) deliver instruments evidencing Purchaser's assumption and agreement to perform the Assumed Contracts in accordance with this Agreement in form reasonably satisfactory to the Stockholder and the Company. The Purchaser and the Stockholder further agree that the payment of the Consideration to Sellers contemplated by Section 2.2 or any payment required by Section 2.4 may be made to one or more Sellers that are designated by the Stockholder in writing as being authorized to act as agent for the Sellers, whereupon each Seller shall be deemed to have received the Consideration allocable to the Purchased Assets owned by such Seller; provided, that the Stockholder shall ensure that its Subsidiaries receive fair value for the Purchased Assets owned by such Subsidiaries. The Escrow Amount together with all subsequent earnings on investments thereof while deposited with the Escrow Agent shall be referred to as the "Escrow Fund." The Escrow Fund shall be held by the Escrow Agent pursuant to the terms and conditions of an Escrow Agreement in substantially the form attached hereto as Exhibit E (the "Escrow Agreement") among the Purchaser, the Stockholder and the Escrow Agent. On or prior to the Closing, each of the Purchaser and the Stockholder shall execute and deliver the Escrow Agreement and shall use their commercially reasonable efforts to cause the Escrow Agent to execute and deliver the Escrow Agreement.

        1.5    Amendment of Section 9.2 of the Acquisition Agreement.    Section 9.2 of the Acquisition Agreement is hereby amended and restated to read in its entirety as follows:

          9.2  Tax Certificate.  Not later than the later of 15 days following the Purchase Price Allocation becoming final and February 3, 2003, the Purchaser shall request (and the Stockholder shall provide reasonable cooperation and assistance to the Purchaser with respect to such request), pursuant to California Revenue & Taxation Code Section 6811, that the California State Board of Equalization either (i) issue the Stockholder a receipt showing that the Stockholder and its Subsidiaries have paid any amount for which the Stockholder and its Subsidiaries were liable, including with respect to the transactions contemplated by this Agreement, or (ii) issue Purchaser a certificate stating that no amount is due.

ARTICLE II.
GENERAL PROVISIONS

        2.1.    Effectiveness and Ratification.    All of the provisions of this Second Amendment shall be effective as of the date hereof. Except as specifically provided for in this Second Amendment, the terms of the Acquisition Agreement are hereby ratified and confirmed and remain in full force and effect.

        2.2    Headings.    The headings contained in this Second Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Second Amendment.

        2.3    Severability.    In the event that any provision of this Second Amendment or the application thereof becomes, or is declared by a court of competent jurisdiction to be, illegal, void or unenforceable, the remainder of this Second Amendment will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Second Amendment with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

        2.4    Amendment; Entire Agreement.    Whenever the Acquisition Agreement is referred to in the Original Agreement, the First Amendment or in any other agreements, documents and instruments, such reference shall be deemed to be to the Original Agreement as amended by the First Amendment and this Second Amendment. The Acquisition Agreement and any schedules or exhibits thereto, together with this Second Amendment, constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreement, by and between, the parties with respect to the subject matter hereof and except as otherwise expressly provided herein.

        2.5    Governing Law.    This Second Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State without regard to any conflict or choice of law principles that would apply the substantive law of some other jurisdiction. All actions and proceedings arising out of or relating to this Second Amendment shall be heard and determined in a Delaware state or federal court sitting in the City of Wilmington, and the parties hereto hereby irrevocable submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive and agree not to assert any defense of an inconvenient forum to the maintenance of any such action or proceeding. Notwithstanding the foregoing, upon filing the Bankruptcy Case, the Bankruptcy Court shall have exclusive jurisdiction over all disputes arising under or in connection with the Acquisition Agreement, this Second Amendment, the Confidentiality Agreement or any Acquisition Document, and each party hereto hereby irrevocably submits and consents to the exclusive jurisdiction of the Bankruptcy Court for such purposes.

        2.6    Rules of Construction.    The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Second Amendment and, therefore, waive the application of any law regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

        2.7    Counterparts.    This Second Amendment may be executed by facsimile signature and in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

        2.8    Specific Performance.    The parties hereby acknowledge and agree that the failure of any party to this Second Amendment to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the transactions contemplated hereby, will cause irreparable injury to the other parties to this Second Amendment for which monetary damages, even if available, will not be an adequate remedy. Accordingly, each of the parties hereto hereby consents to the granting of equitable relief (including specific performance and injunctive relief) by any Court of competent jurisdiction to enforce any party's obligations hereunder. The parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this Section 2.8 is without prejudice to any other rights that the parties hereto may have for any failure to perform this Second Amendment.

        IN WITNESS WHEREOF, the Company, the Stockholder and the Purchaser have caused this Third Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

BMC SOFTWARE, INC.
By	/s/ ROBERT H. WHILDEN, JR.
Name:	Robert H. Whilden, Jr.
Title:	Senior Vice President and General Counsel
PEREGRINE SYSTEMS, INC.
By	/s/ KEN SEXTON
Name:	Ken Sexton
Title:	CFO
PEREGRINE REMEDY, INC.
By	/s/ KEN SEXTON
Name:	Ken Sexton
Title:	CFO

QuickLinks

  EXHIBIT 2.4
THIRD AMENDMENT TO ACQUISITION AGREEMENT
RECITALS
ARTICLE I. AMENDMENTS
ARTICLE II. GENERAL PROVISIONS